LANDMARK BANCORP, INC.

December 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Madeleine Joy Mateo

Re:	Landmark Bancorp, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-292367 (“Registration Statement”)

Dear Ms. Mateo:

On behalf of Landmark Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 4:00 p.m. (Washington, D.C. time), or as soon as practicable thereafter, on Wednesday, December 31, 2025.

Feel free to telephone Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

Landmark Bancorp, Inc.

/s/ Mark A. Herpich
Mark A. Herpich
Executive Vice President and Chief Financial Officer